Exhibit 99.2

KPMG LLP

150 Elgin Street, Suite 1800

Ottawa ON K2P 2P8

Canada

Telephone 613-212-5764

Fax 613-212-2896

To

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

October 4, 2018

Dear Sir/Madam,

Re: Notice of Change of Auditors of Canopy Growth Corporation

We have read the Notice of Change of Auditor of Canopy Growth Corporation dated October 4, 2018 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.